UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2011

Commission File Number: 001-34985

Globus Maritime Limited
(Translation of registrant’s name into English)

128 Vouliagmenis Avenue, 3rd Floor Glyfada, Athens, Greece, 166 74
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒          Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐          No     ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX

99.1	Press release dated February 24, 2011: Globus Maritime Limited Reports Fourth Quarter and Full Year 2010 Results and Declares Quarterly Cash Dividend of $0.16 per Share.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  February 24, 2011

GLOBUS MARITIME LIMITED

By:	/s/ Elias S. Deftereos
Name:	Elias S. Deftereos
Title:	Chief Financial Officer

Exhibit 99.1

GLOBUS MARITIME LIMITED

Globus Maritime Limited Reports Fourth Quarter and Full Year 2010 Results and Declares Quarterly Cash Dividend of $0.16 per Share.

Athens, Greece, February 24, 2011 - Globus Maritime Limited ("Globus", the “Company", “we”, or “our”), (NASDAQ: GLBS), a dry bulk vessel owner and operator, announced today its unaudited consolidated operating and financial results for the fourth quarter (“Q4-10”) and the year ended December 31, 2010.

The Company also declared a quarterly cash dividend of $0.16 per share for Q4-10. This is the second quarterly cash dividend declared by the Company’s Board of Directors since the listing of its common shares on the NASDAQ Global Market in November 2010. Prior to listing on the NASDAQ, the Company’s shares traded on the Alternative Investment Market (the “AIM”) of the London Stock Exchange from June 2007 to November 2010.

Summary of Fourth Quarter 2010 Results versus Fourth Quarter 2009

•

Gross Revenues of $8.4 million versus $11.3 million, a decrease of 26%;

•

Net Revenues of $8.0 million versus $10.2 million, a decrease of 22%;

•

Adjusted EBITDA of $5.1 million versus $6.9 million, a decrease of 26%; adjusted EBITDA is further defined below and is a non-generally accepted accounting principles (“GAAP”) measure. See “Reconciliation of Non-GAAP Financial Measures” below.

•

Total comprehensive income of $2.6 million versus a total comprehensive loss of $1.2 million;

•

Basic earnings per share of $0.36, calculated on 7,253,265 weighted average number of shares compared to Basic loss per share of $0.16, calculated on 7,214,660 weighted average number of shares;

•

An average of 5.0 vessels were owned and operated during Q4-10, earning an average time Charter Equivalent (“TCE”) rate of $18,209 per day, versus an average of 4.7 vessels owned and operated during Q4-09, earning an average TCE rate of $23,546 per day. See “Reconciliation of Non-GAAP Financial Measures” below;

•

Fleet utilization was 98.3% versus 99.1%; fleet utilization is further defined below.

Summary of Full Year 2010 Results versus Full Year 2009

•

Gross Revenues of $28.9 million versus $52.8 million, a decrease of 45%;

•

Net Revenues of $26.7 million versus $49.1 million, a decrease of 46%;

•

Adjusted EBITDA of $17.1 million versus $33.8 million, a decrease of 49%;

•

Total comprehensive income of $6.0 million versus a total comprehensive loss of $10.1 million;

•

Basic earnings per share of $0.83, calculated on 7,243,340 weighted average number of shares compared to Basic loss per share of $1.40, calculated on 7,192,369 weighted average number of shares for the full years ended December 31, 2010 and 2009 respectively;

•

An average of 4.0 vessels were owned and operated during the twelve months of 2010, earning an average TCE rate of $18,996 per day, versus an average of 6.3 vessels owned and operated during 2009, earning an average TCE rate of $21,550 per day;

•

Fleet utilization was 98.8% versus 98.6%.

Dividend Declaration

For Q4-10, the Company declared a cash dividend on its common shares of $0.16 per share, payable on or about March 17, 2011 to shareholders of record on March 8, 2011.

The Company has 7,289,688 shares of common shares issued and outstanding as of today.

The Board of Directors of the Company is continuing a policy of paying out a portion in excess of 50% of the net income of the previous quarter, subject to any reserves the Board of Directors determines is required. The declaration and payment of dividends, if any, will always be subject to the discretion of the Board of Directors of the Company. The timing and amount of any dividends declared will depend on, among other things: (i) our earnings, financial condition and cash requirements and availability, (ii) decisions in relation to our growth strategies, (iii) provisions of Marshall Islands law governing the payment of dividends, (iv) restrictive covenants in our existing and future debt instruments and (v) global financial conditions. We can give no assurance that dividends will be paid in the future.

Fleet Development

On December 31, 2009, Globus’ fleet comprised of four dry bulk carriers, consisting of three Handymaxes and one Panamax, with a weighted average age of approximately 10.5 years and a total carrying capacity of 212,789 DWT.

During Q1-10, the Company sold two mid-1990’s-built Handymax vessels, the “Sea Globe” and the “Coral Globe”.

In March 2010, the Company purchased from unaffiliated third parties two sistership Supramax vessels for a total price of $65.7 million. Both vessels were delivered in May 2010 and were named “Sky Globe” (built in November 2009) and “Star Globe” (built in May 2010), respectively.

In June 2010, a new subsidiary of the Company purchased from an unaffiliated third party the 2010-built Kamsarmax vessel “Jin Star” for $41.1 million, with an attached bareboat charter agreement at the gross daily rate of $14,250. The vessel was delivered in June 2010.

On December 31, 2010, as well as on the date of this press release, Globus’ five subsidiaries own five dry bulk carriers, consisting of three Supramaxes, one Panamax and one Kamsarmax, with a weighted average age of approximately 4.0 years and a total carrying capacity of 319,913 DWT.

Fleet Profile

Vessel	Year Built	Yard	Type	Month/Yr Delivered	DWT	FLAG
Tiara Globe	1998	Hudong Zhonghua	Panamax	Dec 2007	72,928	Marshall Is.
River Globe	2007	Yangzhou Dayang	Supramax	Dec 2007	53,627	Marshall Is.
Sky Globe	2009	Taizhou Kouan	Supramax	May 2010	56,785	Marshall Is.
Star Globe	2010	Taizhou Kouan	Supramax	May 2010	56,785	Marshall Is.
Jin Star	2010	Jiangsu Eastern	Kamsarmax	June 2010	79,788	Panama
W. Average Age	4.0	Years at 12/31/10			319,913

Fleet Deployment

The Supramax “River Globe” was previously on time charter with Eastern Bulk Carriers A/S, from April until October 2010, at the gross rate of $25,000 per day. She is currently trading on the spot market.

As of the day of this press release, we have secured under fixed employment 49% of our fleet days for the remaining of 2011, and 27% for 2012.

Employment Profile

Vessel	Charterer	Charter Expiration Date (Earliest)	Type	Gross Daily rate
Tiara Globe	Transgrain Shipping	Jan 2012	Time charter	$20,000
River Globe	Spot	n/a	Spot	n/a
Sky Globe	Spot	n/a	Spot	n/a
Star Globe	Transgrain Shipping	April 2011	Time charter	$22,000
Jin Star	Eastern Media International and Far Eastern Silo & Shipping	Jan 2015	Bareboat	$14,250

Management Commentary

George Karageorgiou, Chief Executive Officer of Globus, stated:

"2010 was a year of transformation for the Company. We started the year with four vessels, with a total capacity of 212,789 DWT, and a weighted average age of 10.5 years. During the early part of 2010, we continued our fleet renewal strategy, thereby enhancing the foundation of long term growth for the Company: we sold two older Handymaxes and acquired three newer and larger vessels, at attractive prices, expanding the operational versatility of our fleet with the addition of a Kamsarmax vessel. We now have a fleet of five dry bulk carriers comprised of three Supramaxes, one Panamax and one Kamsarmax, with a total capacity of 319,913 DWT, and with a weighted average age of less than 4.0 years. Looking into 2011, we will continue our focus on growing the fleet through attractive acquisitions that create real shareholder value.

During the second half of 2010, we moved the listing of our shares from the AIM in London to the NASDAQ. We believe that listing the Company on an exchange in the United States may result in our shares trading at a more favorable price relative to their net asset value. This belief is based upon the enhanced visibility and liquidity of comparable shipping companies trading on U.S. stock exchanges, which generally benefit from a larger universe of research analysts, as well as a larger base of both institutional and individual investors. Our Board of Directors believes that the Company will also be in a better position to raise funds for its future development.

We are happy to report a net income for 2010 of $6.0 million, compared to a net loss of $10.1 million in 2009. We consider this a solid performance, produced against a backdrop of weakening charter rates and the global economic turmoil during the reporting year.

We are also pleased to reinstate our dividend; in line with our dividend policy, we declared and paid an interim cash dividend (for the first-half of 2010) in September, 2010, and a quarterly cash dividend (for Q3-10) in December 2010, which was the first quarterly dividend after listing our shares on the NASDAQ. Finally, we have declared a quarterly dividend of $0.16 for Q4-10, which will be paid on or around March 17, 2011.

For dry bulk shipping, the balance between supply and demand is decisive. It is our view that the actual deliveries of newbuilding dry bulk vessels in 2011 and 2012 will not be easily offset and absorbed by the growth in demand, although demand is expected to strengthen. In this context, we have taken proactive initiatives and measures to optimize our fleet composition so that Globus is able to weather the current storm and come out of this turmoil even stronger.”

Elias Deftereos, Chief Financial Officer of Globus, added:

“Our results for the reporting period reflect the smaller size of our fleet, as well as the continued volatility of market conditions.

Our Company is in a strong financial condition. As of today, total bank debt outstanding is $96.7 million, while our restricted and unrestricted cash balances are $28.5 million. Our relatively low leverage gives us the flexibility to pursue further fleet growth opportunities. We anticipate that the market will present us with many attractive opportunities, given our strong balance sheet, and we will gradually seek to take advantage of these, and grow the earnings capacity of Globus, and thus generate value for our shareholders.”

MANAGEMENT DISCUSSION OF THE FOURTH QUARTER 2010 RESULTS

During Q4-10, we had an average of 5.0 dry bulk vessels in our fleet and 460 ownership days, compared to an average of 4.7 dry bulk vessels and 432 ownership days in Q4-09.

Revenues

Revenues during Q4-10 reached $8.4 million, compared to $11.3 million in Q4-09, a decrease of $2.9 million. The decrease is primarily attributable to the lower average time charter rates. For the same reasons, net revenues during Q4-10 decreased by $2.2 million and reached $8.0 million, as compared to $10.2 million during the last quarter of 2009. During Q4-10, our vessels earned an average TCE rate of $18,209 per day, while during Q4-09, our vessels had earned an average TCE rate of $23,546 per day.

Vessel Operating Expenses

Vessel operating expenses in Q4-10 decreased to $1.8 million from $1.9 million during Q4-09. This decrease is largely attributable to the reduction in the fleet’s ownership days, excluding bareboat charter days. Average daily operating expenses were $4,791 during the fourth quarter of 2010, compared to $4,465 during the same quarter of 2009, representing an increase of 7%.

Gain/Loss on Derivative Financial Instruments

The valuation of our two interest rate swaps at the end of each quarter is affected by the prevailing interest rates at that time. On December 31, 2010, the two interest rate SWAP agreements (for $25 million in total, or 26% of our total debt outstanding of $96.7 million) were recorded at fair market value, which is the amount that would be paid by us or to us should those instruments be terminated. A $0.4 million non-cash unrealized gain was recorded in Q4-10, compared to a $0.1 million non-cash unrealized gain in Q4-09, a result of the change in the fair market value of the interest rate swaps.

MANAGEMENT DISCUSSION OF THE FISCAL YEAR 2010 RESULTS

We started the year 2010 with four vessels with a total capacity of 212,789 DWT and a weighted average age of 10.5 years. During 2010, we sold the 1995-built “Sea Globe” and the 1994-built “Coral Globe” and acquired the 2009-built “Sky Globe”, the 2010-newbuild “Star Globe” and the 2010-built “Jin Star”. At the end of 2010 we owned five vessels with a total capacity of 319,913 DWT and a weighted average age of just under 4.0 years.

During the year 2010, we had an average of 4.0 dry bulk vessels in our fleet, and 1,458 ownership days, while during 2009, we had an average of 6.3 dry bulk vessels in our fleet and 2,314 ownership days.

Revenues

As a result of the prevailing charter rates and the decrease in the number of vessels in the Company’s fleet, gross revenue decreased by $23.9 million to $28.9 million for 2010, compared to $52.8 million for 2009. Net revenues decreased by $22.4 million to $26.7 million for 2010, from $49.1 million for 2009. The decrease is primarily attributable to the 37% decrease in ownership days, a result of the lower average number of vessels in the fleet. The decrease is also attributable to the lower average time charter rates earned by or vessels. During the year of 2010 our vessels earned an average TCE rate of $18,996 per day, while during 2009, our vessels earned an average TCE rate of $21,550 per day.

Vessel Operating Expenses

Vessel operating expenses decreased by $4.2 million to $5.9 million in 2010, compared to $10.1 million in 2009. The 42% decrease in operating expenses is mainly attributable to the decrease in ownership days. The breakdown of our operating expenses for the years 2010 and 2009 was as follows:

	2010	2009
Crew expenses	52%	52%
Repairs and spares	17%	17%
Insurance	10%	11%
Stores	12%	9%
Lubricants	7%	9%
Other	2%	2%

Daily operating expenses were $4,628 in 2010 compared to $4,381 in 2009, representing an increase of 6%. This increase is mainly due to the initial supplies needed for our two new acquisitions, the “Star Globe” and the “Sky Globe”.

Depreciation

Depreciation decreased by $3.8 million to $7.4 million for 2010, compared to $11.2 million for 2009. This 34% decrease is directly the result of the decrease in ownership days. The Company continues the policy to depreciate vessels over a useful life of 25 years, on a straight line basis down to their scrap value calculated at their lightweight at $200 per tonne.

Share-based Payments

Share-based payments for 2010 decreased by $1.5 million to $0.3 million, compared to $1.8 million in 2009. In 2009, the Board of Directors agreed with our Chief Executive Officer to release 42,763 (equivalent to 171,052 pre-reverse split) unvested common shares awarded to him in 2008 under our long term incentive plan. We accounted for the cancellation of the award as an acceleration of vesting, and therefore immediately recognized the amount that otherwise would have been recognized over the remaining of the vesting period, up to March 4, 2011. The amount recognized in 2009 was $1.4 million. There was no such charge in 2010.

Interest Expenses and Finance Costs

Interest expenses decreased by $0.8 million to $2.1 million for 2010, compared to $2.9 million for 2009, due to the lower average debt balances. The total outstanding bank debt to our two financing banks as of December 31, 2010 amounted to $96.7 million, compared to $70.6 million as of December 31, 2009.

Gain/(loss) on Derivative Financial Instruments

The valuation of our two interest rate swaps at the end of each period is affected by the prevailing interest rates at that time. At December 31, 2010, the two interest rate SWAP agreements (for $25 million in total, or 26% of our total debt outstanding of $96.7 million) were recorded at fair market value, which is the amount that would be paid by us or to us should those instruments be terminated. The change in the valuation of the SWAP agreements between December 31, 2009 and December 31, 2010 was recorded as a $0.6 million non-cash unrealized loss for 2010, compared to a $0.1 million non-cash unrealized gain for 2009 from the change in the valuation between December 31, 2008 and December 31, 2009.

Foreign Exchange Losses

Foreign exchange losses were $0.9 million for 2010, compared to losses of $0.2 million in 2009. Foreign exchange losses resulted primarily from the change in fair value of cash deposits in the Euro, as well as currency exchanges, to pay for vessel operating expenses and general and administrative expenses.

Liquidity and Capital Resources

As of December 31, 2009, we had $59.2 million in “cash and bank balances and bank deposits,” while we had an aggregate bank debt outstanding of $70.6 million to our two financing banks, namely $43.6 million to Credit Suisse and $27.0 million to Deutsche Schiffsbank (“DSB”). In addition, at December 31, 2009, we had committed undrawn funds up to $36.4 million under our facility with Credit Suisse.

In Q1-10, upon the sale of the “Sea Globe” and the “Coral Globe”, we repaid in full the $27.0 million loan to DSB. The Bank released $5.0 million from the deposit that was pledged as security for this loan.

In Q2-10, we drew $35.5 million from Credit Suisse to finance the purchase of the “Sky Globe” and the “Star Globe.” We also drew a new $26.7 million loan from DSB to finance the acquisition of the “Jin Star”.

During 2010, we repaid regular debt instalments of $9.1 million to our two banks. The scheduled bank debt repayments to our two banks in 2011, 2012, and 2013 are $11.0 million per year.

As of December 31, 2010, our cash and bank balances and bank deposits exceeded $24.6 million and our outstanding debt was $96.7 million, while no amount remained undrawn.

Net cash used in investing activities during 2010 was $72.7 million and includes (1) $106.1 million paid by the Company for the acquisition of the vessels “Sky Globe”, “Star Globe”, and “Jin Star” and (2) $33.0 million received from the sale of the vessels “Sea Globe” and “Coral Globe”.

Dividend

On September 24, 2010, when Globus’ shares were trading on the AIM, the Company paid an interim cash dividend for the first-half of 2010 in the amount of $0.8 million, or $0.1129 per share.

On December 28, 2010, after Globus’ shares had begun trading on the NASDAQ, the Company paid its first quarterly cash dividend, for Q3-10, in the amount of $1.2 million, or $0.16 per share.

The Company has declared its second quarterly cash dividend, for Q4-10, in the amount of $1.2 million, or $0.16 per share, payable on or about March 17, 2011 to shareholders of record on March 8, 2011.

Reverse Stock Split and Incentive Plan

A 1-new-for-4-old reverse stock split took effect on July 29, 2010, while the Company’s shares traded on the AIM.

On December 17, 2010, the Company issued 47,823 new common shares in favor of the two executive directors and a number of managers and staff of Globus Shipmanagement Corp., its wholly owned subsidiary, being the first (of three) installments of awards granted under the Company’s long term incentive plan.

The issued share capital as at December 31, 2010 and on the date of this release is 7,289,688 common shares with a par value of $0.004 each. The Company does not hold any shares in treasury.

Scheduled Vessel Repairs

The “Tiara Globe” is scheduled for dry docking in Q1-11. We budget 20 days per dry docking per vessel.  Actual length will vary based on the condition of the vessel, yard schedules, and other factors.

Conference Call details

The Company’s management team will host a conference call and simultaneous internet webcast to discuss these results on February 25, 2011, at 9:00am Eastern Time, and at 4:00pm Athens time.

Conference Call details:

Investors may access the webcast by visiting the Company’s website at www.globusmaritime.gr and clicking on the webcast link. Participants may also dial into the call 10 minutes prior to the scheduled time using the following numbers: 1-866-819-7111 (from the US), 0800-953-0329 (from the UK), 00800-4413-1378 (from Greece), or +44 (0)1452-542-301 (all other callers). Please quote “Globus Maritime”.

A replay of the conference call will be available until March 4, 2011 by dialling 1-866-247-4222 (from the US), 0800-953-1533 (from the UK), or +44(0)1452 550-000 (all other callers). Access Code: 36407079#. In addition, a replay of the webcast will be available on the Company’s website at www.globusmaritime.gr.

SELECTED CONSOLIDATED FINANCIAL & OPERATING DATA

	Three Months Ended December 31,		Year Ended December 31,
	(Unaudited)
	(Expressed in Thousands of U.S Dollars except per share data)
Statement of comprehensive income/(loss) data	2010	2009	2010	2009

Revenue	8,414	11,314	28,860	52,812
Voyage expenses	(451)	(1,142)	(2,152)	(3,742)
Net Revenues	7,963	10,172	26,708	49,070
Vessel operating expenses	(1,763)	(1,929)	(5,887)	(10,137)
Administrative expenses	(723)	(678)	(2,310)	(2,004)
Administrative expenses payable to related parties	(281)	(413)	(1,066)	(1,272)
Share-based payments	(80)	(202)	(311)	(1,754)
Other expenses, net	(16)	(70)	(35)	(106)
Adjusted EBITDA	5,100	6,880	17,099	33,797
Depreciation	(2,288)	(1,665)	(7,367)	(11,204)
Depreciation of drydocking costs	(18)	(171)	(410)	(1,512)
Impairment loss	-	(6,104)	-	(28,429)
Gain/(loss) on sale of vessel	-	94	7	(802)
Operating profit/(loss) before financial activities	2,794	(966)	9,329	(8,150)
Interest income from bank balances & deposits	15	264	247	1,032
Interest expense and finance costs	(564)	(565)	(2,133)	(2,926)
Gain/(loss) on derivative financial instruments	389	95	(570)	143
Foreign exchange losses, net	(10)	(8)	(870)	(178)
Total comprehensive income/(loss) for the period/year	2,624	(1,180)	6,003	(10,079)

Basic earnings/(loss) per share for the period/year	0.36	(0.16)	0.83	(1.40)
Diluted earnings/(loss) per share for the period/year	0.36	(0.16)	0.82	(1.40)

	Year Ended December 31,
	(Unaudited)
	Expressed in Thousands of U.S Dollars
	2010	2009
Statement of financial position data
Total non-current assets	191,556	93,204
Total current assets (including “Non-current assets classified as held for sale”)	26,896	94,366
Total assets	218,452	187,570
Total equity	117,788	113,458
Total non-current liabilities	85,388	36,218
Total current liabilities	15,276	37,894
Total equity and liabilities	218,452	187,570

	Three Months Ended December 31,		Year Ended December 31,
	(Unaudited)
	(Expressed in Thousands of U.S Dollars)
	2010	2009	2010	2009
Statements of cash flows data
Net cash generated from operating activities	4,494	7,104	16,182	33,566
Net cash (used in)/generated from investing activities	(5)	31,647	(72,719)	60,253
Net cash (used in)/generated from financing activities	(6,655)	(26,982)	27,034	(74,496)

	Three Months Ended December 31,		Year Ended December 31,
	2010	2009	2010	2009
Ownership days(1)	460	432	1,458	2,314
Available days(2)	460	432	1,458	2,277
Operating days(3)	452	428	1,441	2,246
Bareboat charter days	92	-	186	-
Fleet utilization(4)	98.3%	99.1%	98.8%	98.6%
Average number of vessels(5)	5.0	4.7	4.0	6.3
Daily time charter equivalent (TCE) rate(6)	$18,209	$23,546	$18,996	$21,550
Daily operating expenses (7)	$4,791	$4,465	$4,628	$4,381

 (1) Ownership days are the aggregate number of days in a period during which each vessel in our fleet has been owned by us.

(2) Available days are the number of our ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys.

(3) Operating days are the number of available days in a period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances.

(4) We calculate fleet utilization by dividing the number of our operating days during a period by the number of our available days during the period.

(5) Average number of vessels is measured by the sum of the number of days each vessel was part of our fleet during a relevant period divided by the number of calendar days in such period.

(6) TCE rates are our voyage and time charter revenues less voyage expenses during a period divided by the number of our available days during the period excluding bareboat charter days and net revenue, which is consistent with industry standards. TCE is a measure not in accordance with GAAP.

(7) We calculate daily vessel operating expenses by dividing vessel operating expenses by ownership days for the relevant period excluding bareboat charter days.

Reconciliation of Non-GAAP Financial Measures

The following table reflects the calculation of our daily TCE rates for the years ended December 31, 2010 and 2009 and the three months ended December 31, 2010 and 2009.

	Three Months Ended December 31,		Year Ended December 31,
	(Unaudited)
	(Expressed in thousands of U.S Dollars)
	2010	2009	2010	2009

Time charter revenue	$8,414	$11,314	$28,860	$52,812
Less: Voyage expenses	$451	$1,142	$2,152	$3,742
Less: bareboat charter net revenue	$1,262	-	2,545	-
Net revenue	$6,701	$10,172	$24,163	$49,070
Available days net of bareboat charter days	368	432	1,272	2,277
Daily TCE rate	$18,209	$23,546	$18,996	$21,550

The following table sets forth a reconciliation of total comprehensive income/ (loss) to Adjusted EBITDA (unaudited) for the periods presented:

	Three Months Ended December 31, 2010		Year ended December 31, 2010
	(Unaudited)
	(Expressed in Thousands of U.S Dollars)
	2010	2009	2010	2009
Total comprehensive income/(loss) for the period/year	2,624	(1,180)	6,003	(10,079)
Interest and finance costs, net	549	301	1,886	1,894
(Gain)/loss on derivative financial instruments	(389)	(95)	570	(143)
Foreign exchange losses	10	8	870	178
Depreciation	2,288	1,665	7,367	11,204
Depreciation of drydocking costs	18	171	410	1,512
(Gain)/loss on sale of vessel	-	(94)	(7)	802
Impairment loss	-	6,104	-	28,429
Adjusted EBITDA (unaudited)	5,100	6,880	17,099	33,797

Adjusted EBITDA represents net earnings before interest and finance costs net, gains or losses from the change in fair value of derivative financial instruments, foreign exchange gains or losses, income taxes, depreciation, depreciation of drydocking costs, impairment and gains or losses from sale of vessels. Adjusted EBITDA does not represent and should not be considered as an alternative to total comprehensive income/(loss) or cash generated from operations, as determined by IFRS, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies.

About Globus Maritime Limited

Globus is a global provider of seaborne transportation services for dry bulk cargoes, including among others iron ore, coal, grain, steel products, cement, alumina and other dry bulk cargoes along worldwide shipping routes. Globus’ subsidiaries own and operate three Supramax, one Panamax and one Kamsarmax vessels, with a weighted average age of 4.0 years as of December 31, 2010, and a total carrying capacity of 319,913 DWT.

Safe Harbor Statement

This communication contains “forward-looking statements” as defined under U.S. federal securities laws. Forward-looking statements provide Globus’ current expectations or forecasts of future events. Forward-looking statements include statements about Globus’ expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Globus’ actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in Globus’ filings with the Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Globus undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Globus describes in the reports it will file from time to time with the Securities and Exchange Commission after the date of this communication.

For further information please contact:

Globus Maritime Limited

+30 210 960 8300

Elias Deftereos, CFO

deftereos@globusmaritime.gr

Capital Link – New York

+1 212 661 7566

Nicolas Bornozis

globus@capitallink.com

Matthew Abenante